For Immediate Release

NORSAT ANNOUNCES FOURTH QUARTER AND

FISCAL YEAR 2012 FINANCIAL RESULTS

Norsat posted full-year EBITDA of $4.8 million, a record in its recent history

Fourth Quarter Revenues up 12% and EBITDA up 38%

Full-Year Revenues up 12% and EBITDA up 14%

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Conference Call Details

Norsat will host a conference call today, March 6, 2013, at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss 2012 fourth quarter and full-year results. To access the conference call, please dial toll-free 1-888-396-8049 or 416-764-8646. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available later today at: http://www.norsat.com/investors/financial-information/conference-call-recordings/

Vancouver, British Columbia – March 6, 2013 -- Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments, today reported financial results for the fourth quarter and full year ended December 31, 2012. Norsat serves global customers primarily through three business units: Sinclair Technologies, Satellite Solutions and Microwave Products. All financial results are reported in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

('000), except per share amounts	Three months ended Dec 31				Year ended Dec 31
	2012	2011	Change		2012	2011	Change
	$	$	$		$	$	$	%

Revenue	10,598	9,470	1,128	12%	42,429	37,792	4,637	12%
Gross profit	4,616	3,843	773	3%	18,160	16,357	1,803	11%
Gross profit %	44%	41%	3%		43%	43%	-
EBITDA (1)	1,266	919	347	38%	4,815	4,209	606	14%
Net earnings (loss) from continuing operations	872	(262)	1,134	>100%	5,054	471	4,583	>100%
Net earnings (loss) from discontinued operations	-	42	(42)	100%	81	(60)	141	>100%
Net earnings (loss) for the period	872	(220)	1,092	>100%	5,135	411	4,724	>100%
Net earnings (loss) per share – basic and diluted	0.02	(0.00)	0.02	>100%	0.09	0.01	0.08	>100%

Weighted average common shares outstanding
Basic	58,037	58,317			58,146	58,046
Diluted	58,039	58,317			58,148	58,165

(1) EBITDA is a Non-IFRS Measure that is defined in the 2012 Annual Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

Fourth Quarter 2012 Highlights

•	Fourth quarter revenue increased 12% to $10.6 million, from $9.5 million during the same period in 2011
•	Gross margin increased to 44% from 41%
•	EBITDA increased 38% to $1.3 million, from $0.9 million in the fourth quarter of 2011
•	Norsat received a BC export award for Advancing Technology and Innovation

Fiscal Year 2012 Highlights

•	Full-year revenue increased 12% to $42.4 million, from $37.8 million in 2011
•	Gross margin of 43% was consistent with the 2011 result
•	EBITDA increased 14% to $4.8 million, from $4.2 million in 2011
•	Norsat launched its new Power Solutions division
•	Satellite Locator App for iPhone and Android phones launched
•	Norsat’s legal structure was reorganized
•	Divestiture of vessel monitoring subsidiary completed on July 17, 2012
•	Final acceptance for dual Ku and X band portable satellite terminals granted by NATO’s NCI agency
•	Norsat selected as finalist for Business Without Borders HSBC International Awards

“We posted EBITDA of $4.8 million in 2012, a record in Norsat’s recent history,” said Dr. Amiee Chan, Norsat’s President and CEO.

“We finished the 2012 year strongly with all three of our business segments achieving solid revenue performance despite challenging business conditions”.

“Coming into the year, we anticipated that reduced US military spending and general weakness in the global economy would put pressure on our business. In response, we continued to diversify our products and end markets, with an increased focus on commercial, resource, transportation and public safety segments. We are pleased with the progress we made in achieving these objectives.”

“Our Sinclair division continued to perform above expectations in both the fourth quarter and on a full-year basis as we met strong demand for a full range of our antenna and RF conditioning products. Our Microwave Products segment also posted gains during both periods, reflecting increased demand for our products,” said Dr. Chan.

“While the slowdown in US military spending impacted revenues from our Satellite Solutions segment on a full-year basis, our diversification strategies proved effective and by the fourth quarter we began to see revenue gains as we continued to expand beyond our traditional markets.”

“Combined, revenues from our three segments grew by 12% in both the fourth quarter and the 12 months of 2012.”

“I’m pleased to report we also maintained strict cost discipline across our operations, even while growing our revenues. This, in turn, supported strong EBITDA performance, with fourth quarter EBITDA climbing 38% on the combination of higher revenues and lower expenses, and full-year EBITDA increasing by 14%.”

“Overall we are pleased with the progress made in 2012 and, particularly with our success in diversifying our business. Going forward, we will continue expanding both our product mix and end-markets to reduce our reliance on any one customer or market,” added Dr. Chan. “As an example, the recent launch of our new machine-to-machine (“M2M”) satellite product line for the Oil & Gas industry and the new GLOBETrekker 2.0 multi-band fly-away satellite terminal both present new opportunities for us going forward.”

Financial Review

For the three months ended December 31, 2012

For the three months ended December 31, 2012, Norsat increased total sales to $10.6 million, up 12% from $9.5 million in Q4 2011.

Sales from the Sinclair Technologies segment increased 8% to $5.7 million, up from $5.2 million during the fourth quarter of 2011. The improvement reflects higher-than-normal demand, especially in the safety and transportation sectors.

Satellite Solutions sales, which now include sales of Maritime antennas, increased to $2.5 million, from $2.0 million in Q4 2011 as higher sales to non-US military customers offset a decline in US military demand.

Fourth quarter sales of Microwave Products improved to $2.5 million, up 8% from $2.3 million in 2011. The $0.2 million increase was partially driven by increased demand for a number of Norsat products, including Ku-band and customized Ka-band receivers. the Company continues to benefit from its strong reputation in the microwave communications market.

On a consolidated basis, fourth quarter gross margin percentage improved to 44%, from 41% in Q4 2011. The Sinclair Technologies segment achieved a quarterly gross margin of 45%, down slightly from the 48% achieved in Q4 2011, but still ahead of the historical norm. Gross margins from the Satellite Solutions segment improved to 38%, from 29% in 2011 reflecting an increase in higher-margin equipment sales and lower inventory provision against satellite products. Fourth quarter gross profit margins for Microwave Products improved to 46% from 42%, reflecting increased sales of higher-margin customized products.

Fourth quarter total expenses decreased to $3.8 million, from $4.1 million in 2011. Selling and distributing expenses increased slightly to $1.5 million, from $1.4 million in 2011 due to an investment in additional sales and marketing resources. However, general and administrative expenses decreased to $1.3 million, from $2.3 million, primarily due to the absence of approximately $0.7 million in bonus accrual for the former president of Sinclair incurred in 2011. Supplies and materials expenses, professional fees, and bad debt expenses were also $0.3 million lower in aggregate, compared to the same period in 2011.

Fourth quarter net product development expenses increased by $0.9 million, to $0.8 million, reflecting a lower recovery from government contributions. The current SADI program ended December 31, 2012 and the Company utilized all of its remaining SADI funding during the quarter. Norsat is now in the process of applying for funding under a new SADI program, but cannot be certain that an agreement will be reached. Direct expenses were higher by $0.2 million compared to Q4 2011, reflecting the Company’s commitment to ongoing product development activities.

Other income for the quarter was $0.1 million compared to $0.6 million during Q4 2011. This decrease primarily reflects a favourable foreign exchange variance from translating Canadian dollar-denominated payables and loans into US dollars, partially offset by higher interest expense and loss of disposal of assets.

Fourth quarter earnings before income taxes improved to $0.9 million, from a loss of $0.1 million in Q4 2011, reflecting the higher gross profit and gross profit margins, together with lower expenses.

As a result of the recent reorganization of Norsat’s legal structure, income taxes were $0.2 million lower in 2012 than in the previous year.

Fourth quarter net earnings from continuing operations improved by $1.1 million to $0.9 million. Fourth quarter net earnings were $0.9 million, or $0.02 per share, basic and diluted, up from a loss of $0.2 million, or $(0.00) per share, basic and diluted, during the same period in 2011.

EBITDA for the period improved by 38% to $1.3 million, reflecting increased gross profit contributions of $0.4 million from the Satellite Systems segment and $0.2 million from the Microwave segment, combined with lower total expenses for the period.

For the year ended December 31, 2012

For the 12 months ended December 31, 2012, total sales increased by 12% to $42.4 million, up from $37.8 million in 2011.

The Sinclair Technologies segment was a significant contributor to this improvement, with full-year sales increasing 20% to $24.2 million, from $20.2 million in 2011. This gain reflects the positive impact of 12 months contribution from Sinclair, compared to just over 11 months contribution in 2011. The extra partial month in 2012 contributed approximately $1.0 million in sales. Sales from the Sinclair segment were also above historical norms, reflecting strong market demand, especially in the public safety and transportation sectors.

Satellite Solutions sales were $8.7 million in 2012, compared to $9.2 million in 2011. The year-over year change reflects a reduction in equipment sales to the US military, lower services sales due to the expiry of warranties and post-service contract service revenue, and the reduction in other Maritime Solutions-related sales, which are now included in Satellite Solutions sales. These decreases were partially offset by an increase in sales and services to non-US military customers.

Microwave Products sales increased 14% to $9.6 million in 2012, up from $8.4 million in 2011. The significant increase reflects higher sales volumes, particularly for Ka and Ku-band receivers, as well as the addition of new products suitable for airborne applications.

On a consolidated basis, gross margin percentage was 43% in 2012, on par with 2011. The Sinclair segment achieved a gross margin percentage of 44%, comparable to the 45% achieved in 2011. As anticipated, gross profit margins from the Satellite Solutions segment declined to 38%, from 40% in 2011, reflecting lower margins on the FNESS and NATO contracts, together with lower selling prices for some existing product lines. Gross margins from this segment were further affected by a lower proportion of high-margin service revenues in the mix. Gross margin percentage from the Microwave Products segment improved to 44%, from 42%, reflecting higher demand for more customized products.

For the year ended December 31, 2012, total expenses increased to $15.6 million, from $14.6 million in 2011. This included an increase in selling and distributing expenses to $7.2 million, from $5.6 million in 2011 as a result of increased investments in sales and marketing resources, costs related to the launch of the new Norsat Power segment, increased sales commissions and bonuses related to higher revenues, and the added costs of operating the Sinclair Technologies segment for an extra month in 2012.

General and administrative expenses decreased to $5.1million, from $7.2 million in 2011. The decrease reflects the absence of acquisition costs incurred in 2011 as part of the Sinclair transaction, reduced salary and incentive payments for the former president of Sinclair, a reduction in professional fees and employee-related costs, and other cost savings across the Company. These savings were partially offset by $0.3 million in additional bonuses resulting from the achievement of certain revenue and profit targets and the added costs of operating the Sinclair division for an additional month in 2012.

Net product development expenses increased to $2.4 million, from $1.3 million in 2011, reflecting a reduction in government contribution and the impact of operating Sinclair for 12 months in 2012, compared to 11 months in 2011. Direct expenses increased by $0.5 million, reflecting a reduction in government contributions and continued investment in research and development of next-generation product offerings. Product development continues to be a core focus as reflected in the development programs in the Sinclair Technologies and Satellite Solutions business units.

Other expenses for the year ended December 31, 2012 were $0.9 million, compared to $0.5 million in 2011. The increase primarily reflects a year-over-year foreign exchange variance of $0.4 million from translating Canadian dollar-denominated payables and loans into US dollars.

For the year ended December 31, 2012, earnings before income taxes were $2.6 million, compared to $1.8 million in 2011. This change was primarily the result of the positive gross profit contribution of $1.8 million, offset by higher total expenses of $1.0 million as discussed above.

As a result of the recent reorganization of the Company‘s legal structure, Norsat recorded a deferred income tax recovery of $3.0 million and reduced current tax expenses in 2012.

Net earnings from continuing operations for the year ended December 31, 2012 increased by $4.6 million to $5.1 million.

Net earnings for the 2012 year increased significantly to $5.1 million, from $0.4 million in 2011. Earnings per share increased to $0.09 per share, basic and diluted, from $0.01 per share, basic and diluted, during the same period in 2011.

Full-year EBITDA also improved, climbing 14% year-over-year to $4.8 million. This increase reflects the higher gross profit, partially offset by increased selling and distributing expenses related to the growth in revenues and increased net product development expense, partially offset by lower general and administrative expenses.

Financial Position

Norsat ended the fourth quarter of 2012 with cash and cash equivalents of $5.1 million, compared to $4.2 million as at December 31, 2011. In connection with its acquisition of Sinclair in January 2011, the Company secured and was funded a non-revolving acquisition loan of $12.0 million. As of March 5, 2013, the loan balance had been paid down to $6.5 million and Norsat was in compliance with its bank covenants.

The Company also has access to undrawn credit facilities totaling $4.7 million as at December 31, 2012 and March 5, 2013.

Working capital as at December 31, 2012 was $7.5 million, compared to $5.1 million at December 31, 2011. The current ratio as at December 31, 2012 was 1.5 times, compared to 1.3 times as at December 31, 2011.

Outlook

Looking forward, demand for Sinclair RF antenna and filter products is expected to remain robust and the Company will continue to invest in new products for this segment. Demand for Microwave Products is also expected to continue to benefit from Norsat’s proven ability to provide modified or custom solutions specific to its customers’ applications.

In the satellite industry, US military spending is projected to remain slow in the near term. This is expected to result in reduced demand and increased competition as more companies focus on the satellite terminal and related-services markets. Given these anticipated pressures, Norsat will continue to work to diversify its customer and product base, with a focus on militaries beyond the US, as well as on the commercial, resource, transportation and public safety segments. As the Satellite Solutions segment diversifies beyond its traditional US military focus, revenues would be expected to increase; however, gross margins would be somewhat lower.

Norsat’s management remains focused on implementing a business model that will serve to (i) add a recurring revenue stream by offering a range of services, (ii) broaden the Company’s portfolio of products and services, (iii) actively recruit and cultivate reseller channel partners, and (iv) diversify its base of customers to include non-defense customers.

Currently, Norsat is working to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, and continued enhancement of its existing product lines. The Company is also pursuing greater diversification by geographic region and by industry vertical, and broadening the solutions it provides to customers. It continues to evaluate strategic opportunities that will improve overall operating and financial performance.

While Norsat will maintain its strict focus on preserving a sustainable cost structure, it anticipates higher costs of production and higher operating costs as investments are made to pursue its strategic objectives. The Company is cognizant of the extent of the financial global recession and will remain vigilant in its credit granting practices; however, it believes its exposure to bad debt is relatively low overall. Most of Norsat’s trade accounts receivables are generated from various military and a large number of commercial customers, which are not believed to be at risk of default. Additionally, the balance of amounts owing is spread over a diverse range of customers.

The current recessionary trends, coupled with the Company’s strong financial position and capital structure, have created excellent conditions for realizing growth through business combinations. Going forward, Norsat will actively pursue accretive merger and acquisition opportunities that meet strict criteria for creating value and that further the Company’s strategic objectives.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Norsat International Inc.
Consolidated Statements of Financial Position
(Expressed in US Dollars)

	As at December 31 2012		2011
ASSETS			
Current assets			
Cash and cash equivalents	$ 5,053,445	$	4,192,875
Short term investments	-		67,711
Trade and other receivables	7,093,169		7,935,863
Contract work in progress	-		300,985
Inventories	9,039,415		10,173,019
Prepaid expenses and other	624,025		670,371
Current assets	21,810,054		23,340,824
Non-current assets			
Property and equipment, net	941,352		1,076,739
Intangible assets, net	8,544,267		9,339,227
Goodwill	5,388,501		5,277,620
Long-term prepaid expenses and other	26,295		29,844
Deferred income tax assets	4,172,000		1,197,165
Non-current assets	19,072,415		16,920,595
Total assets	**$ 40,882,469**	**$**	**40,261,419**
LIABILITIES			
Current liabilities			
Trade and other payables	$ 2,340,985	$	3,423,635
Accrued liabilities	3,482,535		3,698,515
Provisions	385,950		186,716
Promissory note payable	693,129		-
Taxes payable	174,939		620,461
Deferred revenue	231,068		642,183
Current liabilities before acquisition loan	7,308,606		8,571,510
Acquisition loan	6,953,255		9,650,286
Current liabilities	14,261,861		18,221,796
Non-current liabilities			
Long-term deferred revenue	22,344		141,685
Deferred income tax liabilities	2,364,702		2,622,814
Promissory note payable	-		597,226
Non-current liabilities	2,387,046		3,361,725
Total liabilities	**16,648,907**		**21,583,521**
SHAREHOLDERS' EQUITY			
Issued capital	39,850,648		39,850,648
Treasury shares	(131,474)		-
Contributed surplus	4,041,715		3,812,151
Accumulated other comprehensive income	251,826		(70,746)
Deficit	(19,779,153)		(24,914,155)
Total shareholders' equity	24,233,562		18,677,898
Total liabilities and shareholders' equity	**$ 40,882,469**	**$**	**40,261,419**

Norsat International Inc.
Consolidated Statements of Earnings and Comprehensive Income
(Expressed in US Dollars)

	Year Ended December 31		
	2012	2011	2010
Revenue	$ 42,428,760	$ 37,791,757	$ 19,817,749
Cost of sales	24,268,619	21,435,229	10,353,416
Gross profit	**18,160,141**	**16,356,528**	**9,464,333**
Expenses:			
Selling and distributing expenses	7,212,626	5,614,121	2,922,574
General and administrative expenses	5,096,920	7,195,473	3,280,326
Product development expenses, gross	3,419,951	3,001,249	1,950,077
Less: Government contributions	(1,046,603)	(1,706,476)	(1,086,968)
	14,682,894	14,104,367	7,066,009
Earnings before other expenses	**3,477,247**	**2,252,161**	**2,398,324**
Loss/(gain) on disposal of property and equipment	53,345	-	(29,396)
Interest and bank charges	620,203	591,765	57,713
Impairment of assets	-	-	133,429
Loss/(gain) on foreign exchange	250,485	(100,222)	77,449
Earnings before income taxes	**2,553,214**	**1,760,618**	**2,159,129**
Current income tax expense	782,034	811,081	139,775
Deferred income tax (recovery)/expense	(3,283,132)	478,585	(224,350)
Net earnings for the period from continuing operations	**5,054,312**	**470,952**	**2,243,704**
Net earnings (loss) for the period from discontinued operations	80,690	(60,062)	(103,561)
Net earnings for the period	**$ 5,135,002**	**$ 410,890**	**$ 2,140,143**
Other comprehensive income			
Exchange differences on translation of operations in currencies other than US Dollars	322,572	(70,746)	-
Total comprehensive income for the period	**$ 5,457,574**	**$ 340,144**	**$ 2,140,143**
Net earnings (loss) per share			
Basic earnings (loss) per share			
Earnings from continuing operations	$ 0.09	$ 0.01	$ 0.04
Earnings (loss) from discontinued operations	$ 0.00	$ (0.00)	$ (0.00)
Total	$ 0.09	$ 0.01	$ 0.04
Diluted earnings (loss) per share			
Earnings from continuing operations	$ 0.09	$ 0.01	$ 0.04
Earnings (loss) from discontinued operations	$ 0.00	$ (0.00)	$ (0.00)
Total	$ 0.09	$ 0.01	$ 0.04
Weighted average number of shares outstanding			
Basic	58,146,053	58,045,606	53,566,853
Diluted	58,148,712	58,165,203	53,651,336

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (RF) conditioning products, microwave components, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

Forward Looking

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

###

For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com